Exhibit 6.2

RETAIL LICENSE AGREEMENT

THIS RETAIL LICENSE AGREEMENT (“Agreement”) is made and entered into this 4th day of June 2020 by and among HT Retail Licensing, LLC, a Delaware limited liability company (“Licensor”); Trans-High Corporation, a New York corporation (“Trans-High”), and 1251881 BC Ltd., a corporation incorporated under the laws of British Columbia (“Licensee”), (together, the “Parties”).

BASIC TERMS

A. Effective Date: The date of execution of this Agreement by the Parties.

B. Licensor: HT Retail Licensing, LLC, a wholly-owned subsidiary of Trans-High, with offices at 2110 Narcissus Ct., Venice, CA 90291 (“Licensor”).

C. Licensee: 1251881 BC Ltd. (“Licensee”).

D. Rights Granted (Paragraph 1.1): To the Property (as defined below) in association with retail dispensary and local delivery services for cannabis products, cannabis accessories and merchandise as provided in Paragraph 1 (the “Services”).

E. Territory (Paragraph 1.3): Jurisdictions within the State of Michigan, the State of Illinois and the State of Florida where commercial distribution, sale and use of cannabis products and services for medical or adult use markets is lawful under state law (the “Territory”); provided, that if within twelve (12) months from the Effective Date, Licensee has been unable to obtain the required licenses and permits from the state and local regulatory authorities in the States of either or both of Illinois and Florida to enable Licensee, or one of its subsidiaries or affiliates, to open retail cannabis dispensaries for medical sale, adult use sale or both (individually a “Licensed Dispensary” and collectively, the “Licensed Dispensaries”) and otherwise engage in the commercial distribution, sale and use of cannabis products and services (the “Additional Licenses”), then and in such event, the Territory shall be limited only to Michigan, and if applicable, either of the States of Illinois or Florida in which at least one Additional License has been issued to Licensee or an affiliate of Licensee. In any event all Fees described in the License Agreement Terms and Conditions (Appendix B) prior to the reduction of the scope of the Territory shall nonetheless be due and payable as provided in Appendix B.

F. Payments (Paragraph 4.1): License Fees set forth in Paragraph 4.1.

G. Marketing Fee (Paragraph 4.4): One (1%) percent of Gross Receipts to be paid directly to Licensor.

H. Term (Paragraph 7.1): Five (5) years from the Effective Date (“Initial Term”). This Agreement shall continue for one additional five (5) year period (“Renewal Term”), as provided in Paragraph 7 provided that Licensee is in compliance with the terms and conditions of this Agreement and upon payment of a Renewal Fee equal to ten (10%) percent of the License Fees paid during the Initial Term. Any renewal after the Renewal Term shall be at the mutual agreement of Licensor and Licensee, and is deemed included in the Term. Licensee shall have the option to forego the Renewal Term by providing written notice to Licensor at least six (6) months prior to the end of the Initial Term. The Renewal Fee shall be due thirty (30) days from the end of the Initial Term.

I. Property (Paragraph 1): Trademarks identified in Appendix A (the “Property”). Trans-High represents, warrants and covenants to Licensee that it is the owner of the world-wide intellectual property rights to the Property and for purposes of this Agreement, Trans-High has licensed the Property to Licensor to enable Licensor to sublicense to Licensee the rights set forth in this Agreement during the Initial Term and the Renewal Term.

J. Entire Agreement: The foregoing Basic Terms, together with the License Agreement Terms and Conditions annexed as Appendix B hereto and Appendix A hereto, all of which are incorporated herein by reference, are referred to collectively as this “Agreement” and constitute the complete and entire agreement between the Parties with respect to the subject matter hereof, superseding and replacing any and all prior agreements, negotiations, communications and understandings (both written and oral) regarding such subject matter. This Agreement may only be modified, or any rights under it waived, by a written document executed by all Parties.

[remainder of this page intentionally left blank; signature page follows]

Each Party’s signature below indicates its acceptance of this Agreement including the attached appendices and standard terms and conditions which are a part of this Agreement. All terms not otherwise defined shall have the meanings ascribed to them in the Standard Terms and Conditions attached hereto.

HT Retail Licensing, LLC		1251881 BC LTD

By:		By:
Name:	Adam E. Levin	Name:
Title:	Executive Chairman	Title:

Trans-High Corporation

By:
Name:	Adam E. Levin
Title:	Executive Chairman

2

APPENDIX A

PROPERTY

APPENDIX B

LICENSE AGREEMENT

TERMS AND CONDITIONS

License

1.1 A first “Contract Year” will run for eighteen (18) months from the execution of this Agreement, with each subsequent Contract Year running for twelve (12) months from the end of the prior Contract Year. Licensor grants Licensee the exclusive, non-sublicensable right to use the Property on and in connection with the conversion, development, operation, advertisement and promotion of one or more Licensed Dispensaries and local delivery services for cannabis products, cannabis accessories and merchandise in the Territory during the Term upon the terms and conditions of this Agreement and in strict compliance with all applicable laws; provided, however, that if Licensing Fees paid to Licensor in one or more States of the Territory during any Contract Year fall below $3,000,000 (“Exclusivity Minimum”), Licensee’s rights thereafter will be non-exclusive in any such state or states, and such non-exclusivity will vest upon notice by Licensor..

1.2 Reservation of Rights. The rights granted pursuant to this Agreement are limited to the right to use the Property to develop and operate each Licensed Dispensary and local delivery service only within the Territory. Without limiting the foregoing, Licensee may not use the Property to (i) sell products through any alternative channels or methods of distribution, including, but not limited to, the internet (including mobile apps or any other existing or future form of electronic commerce) other than for the purposes of local delivery or instore pickup services operated from IP addresses that are geotagged to locations in the Territory that are within states in which exclusivity applies and within the same state where the delivery or instore pickup is occurring (“Permitted Online Services”), except as approved in writing by Licensor, (ii) market or sell products to any person or entity for resale or further distribution, except as Licensor may designate in writing, or (iii) except as explicitly set forth in this Agreement, exclude, control or impose conditions on the development by Licensor, its affiliates, designees and licensees of additional future retail cannabis stores that are branded and identified by the Property at any time or at any location outside the Territory and, if exclusive rights are forfeited pursuant to paragraph 1.1, within the Territory, regardless of the proximity to any location operated by Licensee hereunder.

1.3 Sublicensing. Licensee shall have no right to sublicense to any third party any right licensed to it under this Agreement unless and until Licensor has consented in writing, with such consent not to be unreasonably withheld, to such third party and such sublicense and such third party has executed a sublicense agreement in form and substance reasonably acceptable to Licensor. However, Licensee shall have the right to sublicense the rights granted under this Agreement to one or more of its subsidiaries or other affiliates that is engaged in providing cannabis products in the applicable Territory and that owns and/or operates license(s) to such cannabis products in compliance with all applicable laws (including Michigan, Illinois and Florida state and local licensing laws) as may be required by state and local law to effectuate the operation of each Licensed Dispensary.

2. Obligations.

2.1 Commercially Reasonable Efforts. Licensee undertakes to use its commercially reasonable efforts to establish and promote Licensed Dispensaries displaying or embodying the Property in all significant potential markets in the Territory and to perform the obligations established herein in compliance with the terms and conditions of this Agreement.

2.2. Shelf Space and Merchandise Obligations. Licensee will devote twenty percent (20%) of the available shelf space in each Licensed Dispensary or any digital menu related to such Licensed Dispensary to cannabis and/or CBD products branded with the Property and cannabis products branded with brands selected by Licensor. Additionally, Licensee will devote no less than five (5%) percent of the total available retail space of any Licensed Dispensary to the sale of Licensor’s merchandise carrying the Property or other branding selected by Licensor (the “Licensor Merchandise”), which Licensor Merchandise is general merchandise (e.g. clothing, stickers, etc.). No general merchandise other than Licensor Merchandise may be sold in the Licensed Dispensaries. For avoidance of doubt, cannabis accessories (e.g. pipes, rolling papers, flower vaporizers, batteries, lighters, grinders, containers for storing cannabis, etc.) that are not branded with the Property may be sold in the Licensed Dispensaries.

2.3 Licensed Dispensaries.

(a) Site Under Control. Licensee shall be solely responsible for purchasing or leasing the premises at which each Licensed Dispensary is located, including, but not limited to, evaluating, negotiating and entering into the purchase and sale agreement or the lease for each such Licensed Dispensary. Licensor does not make any guarantees concerning the success of any Licensed Dispensary.

(b) Conversion. Licensee shall be solely responsible for converting, equipping and maintaining each Licensed Dispensary in compliance with all applicable laws. All Licensed Dispensaries operated by Licensee shall be branded and operated with the Property.

(c) Maintenance. The building, equipment, fixtures, furnishing, signage and trade dress (including the interior and exterior appearance) employed in the operation of any Licensed Dispensary must be maintained solely by Licensee in a neat, clean, sanitary and safe condition and in compliance with all applicable laws, including, but not limited to, the Americans With Disabilities Act.

(d) Staffing. Licensee acknowledges Licensee is responsible for the control and management of each Licensed Dispensary, including, but not limited to, the hiring and discharging of employees, setting work schedules, maintaining all employment records and setting and paying wages and benefits of its employees in accordance with all applicable laws. Licensee acknowledges that Licensor has no power, responsibility or liability in respect to the hiring or discharging of employees, setting work schedules, maintaining all employment records or setting and paying of wages or related matters. Licensee agrees to employ a team of individuals whose services shall be dedicated to the operation of each Licensed Dispensary.

2

(e) Delivery Services. If Licensee or any Licensed Dispensary desires to offer local delivery service to customers of any Licensed Dispensary, such delivery services must comply with all applicable laws. Any sales from delivery services must be included in Gross Receipts for purposes of the License Fees.

(f) Inventory. Licensee shall use commercially reasonable efforts to maintain an inventory of products, merchandise, materials and supplies that will permit operation of each Licensed Dispensary at a commercially reasonable capacity and maintain the requirements of Section 2.2 of this Agreement.

(g) POS System. Licensee agrees to utilize a POS system (the “POS System”), approved by local regulatory authorities as applicable, for use in each Licensed Dispensary that includes all hardware and software necessary to accurately track, record and analyze sales, inventory, product usage and tax information in connection with the operation of each Licensed Dispensary. Licensee agrees to share data and information from the POS System concerning each Licensed Dispensary in order to assist Licensor and its affiliates with forecasting demand and verifying sales.

(h) Store Opening Dates. The first Licensed Dispensary to be operated hereunder will open to the public no later than August 31st, 2020.

(i) Licensor Compliance. Licensee shall use best commercial efforts to provide written notice as soon as possible to Licensor if Licensee becomes aware of any regulatory compliance obligation of Licensor with respect to operation of the Licensed Dispensary.

2.4 Marketing Opportunities

(a) Naming and Sponsorship Opportunities. Licensee will have a right of first refusal with respect to all naming and sponsorship opportunities directly connected with events hosted, staged, or produced by Licensor or its affiliates in the State of Michigan, the State of Illinois once at least one Licensed Dispensary is open and operating in the State of Illinois, the State of Florida once at least one Licensed Dispensary is open and operating in the State of Florida. Licensor will give Licensee written notice of such naming or sponsorship opportunities, and Licensee will have three (3) business days after receipt of such notice to elect to participate in such naming or sponsorship opportunities. Licensee thereafter will have the right to meet all material terms and conditions of any third party offer relating to such naming or sponsorship events by notifying Licensor of its intent to do so within three (3) business days after Licensor advises Licensee in writing of the terms and conditions of any such third party offer.

(b) Marketing Support. Licensor will use best efforts to create editorial content that features Licensed Dispensaries for inclusion in the High Times magazine. Licensor or its affiliates also will create and host dedicated information pages about each Licensed Dispensary which are linked to the Store Directory section of the High Times website, and will feature Licensed Dispensaries in 4:20 Live Instagram programs at least once each calendar quarter. If Licensee timely supplies Licensor with relevant information about its weekly specials, Licensor will assist Licensee in marketing those weekly specials by sending emails or texts to participants in Licensor’s Cannabis Cup events who have supplied such contact information to Licensor or its affiliates and consented to receive such communications.

3

3. Quality and Marking.

3.1 Quality of Services. Licensee acknowledges that the Property enjoys a high reputation among consumers and that the provision of poor quality Services can adversely affect that reputation. Therefore, the Services provided by Licensee under this Agreement will be provided in accordance with quality standards and specifications as may be established by Licensor and communicated to Licensee in writing from time to time.. All Services will be provided and advertised in accordance with all applicable laws, regulations, and ordinances. Licensee shall be responsible for obtaining all necessary government approvals, consents, licenses and permits in connection with the provision and advertisement of the Services. Before opening any Licensed Dispensary, Licensee will provide the address and information regarding the layout of such location and submit photographs of such location to Licensor for its prior written approval. Licensee will permit or obtain permission for Licensor to inspect the physical premises where the Services are provided as part of the approval process and from time to time thereafter during the Term of this Agreement to ensure the location is suitable and that Licensee is in compliance with this Agreement.

3.2 Required Markings. Licensee will display the Property only in such form and manner as are specifically approved in advance in writing by Licensor. In all advertisements utilizing the Property, Licensee will include (a) an appropriate trademark notice as designated by Licensor; (b) any appropriate copyright or design protection notice as designated by Licensor; and (c) any other legends, markings or notices required by any law or regulation in the Territory or (d) any other legends, markings or notices which Licensor reasonably may request, provided such legends, markings or notices do not negatively impair the effectiveness of such advertisements. Licensee will submit representative samples of such advertisements displaying the Property for Licensor’s prior written approval.

3.3 Approvals. Any Licensor approval required in this Agreement will not be withheld unreasonably. Any approval which has not been granted in writing within fifteen (15) business days after its receipt by Licensor will be deemed to have been approved. After any approval has been given, Licensee will not make any material change in such submission without Licensor’s prior written approval. If any submission is disapproved by Licensor, Licensee will not proceed with such proposed use without Licensor’s prior written approval. However, Licensor’s approval will not relieve Licensee of its responsibility to see that all use conforms to applicable laws or regulations and will not mean that Licensor has determined that it does so.

3.4 Prohibited Use of Property. Licensee will not use the Property as all or a portion of a combination trademark or a corporate name, trade name or any other designation used by it to identify its business (other than as the name of a Licensed Dispensary), nor will Licensee use the Property other than as a trademark as licensed hereunder.

4

4. Fees and Accounting.

4.1 License Fee. Licensee will pay a license fee to Licensor at the rate of four percent (4%) of Gross Receipts (the “License Fees”) and in accordance with the payment terms set forth below. Notwithstanding the foregoing, in any Contract Year during the Term of this Agreement: (a) for each of the States of Michigan, Illinois and Florida, until such time as the first Licensed Dispensary is opened in a State, the minimum License Fees payable to Licensor for each State shall be $2,500,000, (b) when one or more Licensed Dispensaries are opened for business in the State of Michigan the minimum License Fees payable to Licensor shall be $3,000,000 and (c) if and when one or more retail Licensed Dispensary is opened for business in either or both of the State of Illinois and Florida the minimum License Fees payable to Licensor shall be not less than $3,000,000 for each such State (each such minimum License Fee, the “Minimum Contract Year License Fee”). For the avoidance of doubt, if the Territory shall include, in addition to Michigan with at least one Licensed Dispensary, the State of Illinois or the State of Florida with at least one Licensed Dispensary (but not both the State of Illinois and the State of Florida), the Minimum Contract Year License Fee shall be $6,000,000 and if the Territory shall include, in addition to Michigan with at least one Licensed Dispensary, the State of Illinois and the State of Florida with at least one Licensed Dispensary each, the Minimum Contract Year License Fee shall be as much as $9,000,000. The License Fees shall be paid on a quarterly basis and if the total annual License Fees are less than the applicable Minimum Contract Year License Fee, the short-fall shall be paid at the end of the fourth quarter of such Contract Year. The License Fees (including any Minimum Contract Year License Fee) shall be payable to Licensor in the manner set forth in Paragraph 4.5 below. For purposes of this Agreement, “Gross Receipts” will include all revenue derived from the sale of all products, whether or not bearing the Property, after reduction for any state or municipal taxes, sold by Licensee either at Licensed Dispensaries or through delivery services associated with such Licensed Dispensaries. Gross Receipts will not be reduced to reflect non-payment by customers. In the case of sales or other transfer to an affiliate of Licensee, excluding transfers of inventory between licensed locations, whether or not invoiced, Gross Receipts will be calculated on the basis of Licensee’s quoted prices to non-affiliates unless otherwise agreed to by Licensor and Licensee in a separate agreement. Notwithstanding anything to the contrary contained herein, Licensee may at its option obtain an opinion from a tax expert on the effect of this provision under IRS Code 280E. If such tax expert determines that the License Fees are not deductible under IRS Code 280E, Licensor and Licensee shall renegotiate the terms of this Section in order to ensure that Licensee shall be able to deduct some or all of the License Fees to the extent possible as a “cost of good sold”; provided, however, that with respect to any amendments to this Section under such renegotiation, the economic terms of this Section shall not be renegotiated or amended.

4.2 Reports and Payments. Licensor and Licensee will agree upon the use of the METRC seed to sale tracking system, and a POS System integrated with METRC in the State of Michigan and a POS for use at all other retail locations in other States within the Territory and for all deliveries under this Agreement and may choose to the use of an alternative POS system, at a later date, from the approved list of POS systems in each State as applicable and as provided in paragraph 2.3(g) above. Licensee will provide weekly POS reports to Licensor and provide, upon reasonable notice, and subject to applicable privacy laws, real time viewing access, to such POS System for purposes of determining Gross Receipts due to Licensor. Within 10 days of the end of each calendar quarter, Licensor will have the right to transfer License Fees due to Licensor to its own account via an automated clearing house (“ACH”) network mutually agreed upon by Licensor and Licensee. No Licensed Dispensary or delivery services bearing the Property will be operated by Licensee until such POS System access and ACH network withdrawal capability are established to Licensor’s satisfaction. Notwithstanding any other provision of this Agreement, any change in such POS System or ACH network made without Licensor’s written approval shall be a material default resulting in immediate termination of this Agreement, unless mandated by the regulatory authorities in any State within the territory or unless support is no longer being provided for the POS system.

5

4.3 Books and Records and Inspection. Licensee will maintain appropriate and accurate books of account concerning all transactions within the scope of this Agreement. Licensor will have the right, through any authorized representative of its choice, on reasonable advance notice to Licensee and at its own expense, to examine and photocopy these books of account and all other documents relating to this Agreement. If following any such examination, it is determined that additional License Fees or other amounts were due Licensor, Licensee will promptly pay such additional amounts, as well as interest accrued at the rate of ten percent (10%) per year from the date such payment was due to the date when paid, or if ten percent (10%) exceeds the amount that can be charged under the applicable state’s usury laws the maximum rate of interest permitted under applicable law. If the additional payment due to Licensor is three percent (3%) or more of the amount actually paid for the applicable period, Licensee also will promptly pay Licensor’s costs incurred in connection with the examination. All books of account and records will be kept available by Licensee for at least five (5) calendar years after the calendar year to which they relate.

4.4 Marketing Commitment. Licensee will pay a marketing fee to Licensor at the rate of one (1%) percent of Gross Receipts (the “Marketing Fee”).

4.5 Methods of Payment. All amounts payable by Licensee to Licensor under this Paragraph 4, including any License Fee, Minimum Contract Year License Fee and Marketing Fee (collectively, the “Fees”) are expressed in the currency of the United States of American (USD) unless otherwise indicated, and regardless of whether expressed in USD or in other currency, shall be payable in USD, and shall be payable to Licensor in cash by wire transfer ACH transfer of immediately available funds to a bank account designated by Licensor.

5. Ownership Rights.

5.1 Property Ownership. All use of the Property by Licensee will inure to the benefit of Licensor. All rights in the Property other than those specifically granted in this Agreement are reserved by Licensor for its own use and benefit. Licensee will not, during or after the Term of this Agreement, attack Licensor’s title in and to the Property or attack the validity of this license. Licensee may not, during or after the Term of this Agreement, engage in any conduct directly or indirectly that would infringe upon, harm or contest Licensor’s rights in any of the Property or the goodwill associated therewith, including any use of the Property in a derogatory, negative, or other inappropriate manner in any media, including but not limited to print or electronic media. All specially created designs and any and all copyrights and other intangible property rights in them and in any such designs displaying the Property, will be the property of Licensor. If not created by Licensor, they will be deemed “works made for hire” for Licensor within the meaning of the U.S. Copyright Law or any other applicable industrial or intellectual property law. If they do not so qualify, all such intangible property rights will be deemed transferred to Licensor.

6

5.2 Registrations and Recordation. Licensee will not seek to apply for any copyright or trademark registrations for the Property without Licensor’s prior written consent. Licensee will cooperate fully with Licensor in the execution, filing and prosecution of any trademark or copyright applications for the Property that Licensor may choose to file. Licensee will execute and deliver to Licensor, at any time whether during or after the Term of this Agreement, any documents which Licensor reasonably requests to confirm Licensor’s ownership rights. Licensee appoints Licensor as its attorney-in-fact to sign these documents in Licensee’s name and to make appropriate disposition of them, in the exceptional circumstance where Licensor requests Licensee to sign the documents and no response is received within fifteen (15) days.

5.3 Infringements. If Licensee learns of any use by any person of a trademark similar to the Property, it will promptly notify Licensor. If requested by Licensor, Licensee will join with Licensor, at Licensor’s expense, in any action that Licensor, in its reasonable discretion, may deem advisable for the protection of its rights. Licensee will have no right to take any action with respect to the Property without Licensor’s prior written approval, which shall not be unreasonably witheld.

6. Representations and Warranties, Limitations of Liability, Indemnity and Insurance.

6.1 Licensor’s and Trans-High’s Representations, Warranties, and Covenants. Licensor and Trans-High jointly and severally represent, warrant, and covenant to Licensee that at all times during the Term:

(a) Each has the full right, power and authority to enter into and to perform this Agreement, including to grant the rights and licenses granted under this Agreement;

(b) This Agreement constitutes a valid and legally binding obligation of the Licensor and Trans-High, enforceable against the Licensor and Trans-High in accordance with its terms;

(c) Each complies and will comply at all times with all applicable state and local laws;

(d) Each will take commercially reasonable steps to protect the Property from unauthorized use in the Territory; and

7

(e) No representation, warranty or other statement made by Licensor or Trans-High in connection with this Agreement, or in any report or other communication provided by Licensor or Trans-High to Licensee in contemplation of, pertaining to or otherwise in connection with this Agreement, contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

6.2 Licensee’s Representations, Warranties, and Covenants. Licensee represents, warrants, and covenants to Licensor and Trans-High that at all times during the Term:

(a) It has the full right, power and authority to enter into and to perform this Agreement;

(b) It will provide, promote and market each Licensed Dispensary in conformity in all material respects with all applicable laws, consistent with industry practices, and in such a manner that will reflect positively on the business reputation of Licensor, on the Property and the associated goodwill;

(c) This Agreement constitutes a valid and legally binding obligation of the Licensee, enforceable against the Licensee in accordance with its terms;

(d) It and all others authorized by it to act on its behalf under this Agreement will comply at all times with all applicable laws;

(e) It will not knowingly harm the Property or bring the Property into disrepute;

(f) (i) neither it nor any of its owners, directors, officers, members, partners, shareholders, affiliates or employees (each a “Licensee Party”) is named, either directly or by an alias, pseudonym or nickname, on the lists of “Specially Designated Nationals” or “Blocked Persons” maintained by the U S Treasury Department’s Office of Foreign Assets Control currently located at www.treas gov/offices/enforcement/ofac/, (ii) it will not, and it will cause each Licensee Party not to, take any action that would constitute a violation of any applicable laws against corrupt business practices, against money laundering and/or against facilitating or supporting persons or entities who conspire to commit acts of terror against any person or entity, including as prohibited by the US Patriot Act (currently located at www.epic.org/pnvacv/terrorism/hr3162.htmll.), US Executive Order 13244 (currently located at www.treasgov/offices/enforcement/ofac/sanctions/terrorism.html) or any similar laws, and (iii) it shall immediately notify Licensor in writing of the occurrence of any event or the development of any circumstance that might render any of the foregoing representations and warranties in this subsection (e) false, inaccurate or misleading; and

(g) No representation, warranty or other statement made by Licensee in connection with this Agreement, or in any report or other communication provided by Licensee to Licensor in contemplation of, pertaining to or otherwise in connection with this Agreement, contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

8

6.3 Defense and Indemnity. Each of the Parties shall defend, indemnify and hold each other and their officers, directors, stockholders, employees, agents, attorneys, representatives, affiliates, successors and assigns (collectively, an “Indemnified Party”) harmless from and against any and all civil or criminal demands, claims, actions, causes of action, liabilities, suits, proceedings, judgments, investigations or inquiries (each such third-party action, claim or proceeding, a “Claim”), and any settlement thereof, and all related expenses, including, but not limited to, all litigation expenses, including reasonable attorneys’ fees and court costs, and settlement amounts (collectively, “Losses”), that directly or indirectly arise out of an Indemnified Party’s activities under this Agreement including but not limited to (A) any failure to comply with any applicable law, (B) Claims based on personal injury, death or property damage; (C) a Party’s dealings or relationships with any third parties (including, without limitation, any contractors, sales agents, employees, etc.) and/or the termination of any such relationships; (D) any unauthorized use of the Property or use of the intellectual property of third parties by either party in a manner not authorized by this Agreement; (E) any breach of any Party’s representations, warranties, covenants or agreements contained herein; (F) the gross negligence or willful misconduct of either Party and/or any of its contractors; and/or (G) any tax or federal penalty related to any Licensed Dispensary and/or any business of either Party. A Party’s indemnification obligations under this section shall not be in any way limited to or restricted by their available insurance coverage (notwithstanding Licensor’s participation in establishing the required levels of insurance coverage) or any approvals granted by Licensor. This section shall survive termination of this Agreement.

6.4 Indemnification Procedures. Except as otherwise provided in this Agreement, a Party or other person identified in Section 6.3 is entitled to indemnification hereunder (each, an “Indemnitee”) from (or, where the Indemnified Party is the Licensee, the other Parties) (in such capacity, the “Indemnitor”) pursuant to Section 6.3 with respect to a Claim shall (a) give written notice within a reasonable time to the Indemnitor of any such Claim with respect to which the Indemnitee seeks indemnification (provided, however, that failure of the Indemnitee to give such notice shall not relieve the Indemnitor from any liability which the Indemnitor may have on account of this indemnification, except to the extent that the Indemnitor is materially prejudiced thereby), and (b) permit the Indemnitor to assume the defense of such Claim with counsel reasonably satisfactory to the Indemnitee; provided, however, that any Indemnitee shall have the right to employ separate counsel and to participate in the defense of such Claim, but the fees and expenses of such counsel shall be at the expense of the Indemnitee unless (i) the Indemnitor has agreed to pay such fees or expenses, (ii) the Indemnitor shall have failed to assume the defense of such Claim and employ counsel reasonably satisfactory to the Indemnitee or (iii) in the reasonable judgment of the Indemnitee, based upon written advice of its counsel, a conflict of interest may exist between the Indemnitee and the Indemnitor with respect to such Claim which would prevent counsel from adequately representing the interests of both the Indemnitee and the Indemnitor (in which case, if the Indemnitee notifies the Indemnitor in writing that the Indemnitee elects to employ separate counsel at the expense of the Indemnitor, the Indemnitor shall not have the right to assume the defense of such Claim on behalf of the Indemnitee and the reasonable fees and expenses of counsel for the Indemnitee shall be paid by the Indemnitor). The Indemnitor shall not, except with the prior written consent of the Indemnitee, consent or enter into to any settlement of any such Claim which involves the admission of liability on the part of the Indemnitee. The Indemnitee shall reasonably cooperate with the Indemnitor in the defense of any such Claim.

9

6.5 Insurance

(a) General. Licensee, and each of its applicable operating subsidiaries, shall maintain adequate insurance at its own expense throughout the Term, and for such period as to cover the applicable statute of limitations, to cover any general liability, product liability and advertising injury liability such Party may incur in connection with or as a result of the performance of its obligations under this Agreement. Such insurance coverage level shall include, at a minimum:

(i) Commercial General Liability. Commercial General Liability of not less than one million dollars ($1,000,000.00) for each occurrence and two million dollars ($2,000,000.00) in the aggregate. Commercial General Liability coverage shall be on a coverage form customary and typical for the products Licensee sells and Licensee’s operations. Waiver of subrogation shall be provided in favor of Licensor. Commercial General Liability insurance shall include additional insured protection in favor of Licensor.

(ii) Product Liability. Product/Completed Operations Liability limits not less than one million dollars ($1,000,000.00) each occurrence and two million dollars ($2,000,000.00) in the aggregate per product liability coverage in form customary and typical for the products Licensee sells and Licensee’s operations.

(b) Workers Compensation and Employers Liability. Insurance in compliance with applicable state laws, with employer’s liability limits of not less than the following: Accident - one million dollars ($1,000,000.00) each accident; Disease - one million dollars ($1,000,000.00) each employee;

(c) Additional Insured. Licensee, and each of its applicable operating subsidiaries, shall name Licensor as an additional insured under the policies referenced above and such coverage shall contain a waiver of subrogation. Upon request, Licensee shall provide Licensor with certificates of insurance showing the required coverages and additional insured status. If an insurance policy is to be cancelled or changes are to be made by insured or insurer that will affect the coverage required by this Agreement, such Party shall provide Licensor with at least ten (10) days prior written notice of such cancellation or change.

(d) Compliance. Licensee’s compliance with this Section 6.5 in no way affects Licensee’s indemnity obligations under this Agreement, except to the extent that Licensee’s insurance company actually pays Licensor amounts which Licensee would otherwise be obligated to pay to Licensor.

7. Term and Termination.

7.1 Term. The term of this Agreement will be as specified in Paragraph G, unless it is sooner terminated under this Article 7.

10

7.2 Termination.

(a) Immediate Right to Terminate Agreement.

(i) Each Party shall have the right in its sole discretion to terminate this Agreement immediately upon written notice to the other Parties in the event of an Event of Default, as defined in Paragraph 7.4 below, committed by one of the other Parties.

(ii) Licensee shall have the right in its sole discretion to terminate this Agreement immediately upon prior written notice to Licensor upon the occurrence of: (A) the commencement of any bankruptcy or insolvency proceeding by or against Licensor or Trans-High; (B) the filing of any articles of dissolution or its equivalent for Licensor or Trans-High; or (C) Licensor or Trans-High is convicted of (or pleads no contest to) any misdemeanor or felony that brings or tends to bring a Licensed Dispensary into disrepute.

(b) Right to Terminate Subject to Cure. Without limiting Paragraph 7.2(a) and Paragraph 7.4, Licensee will have the right to terminate this Agreement if the Licensor or Trans-High breaches any material term of this Agreement, and Licensor or Trans-High will have the right to terminate this Agreement if the Licensee breaches any material term of this Agreement; provided, that the breaching Party has failed to cure any such breach within sixty (60) days after written notice of breach from the non-breaching Party (unless a different cure period is specifically provided with respect to such breach elsewhere in this Agreement, in which event, the cure period, in any, specified for such breach elsewhere in this Agreement shall apply).

7.3 Effect of Termination.

(a) Limited Sell-Off Rights. Upon (a) expiration of this Agreement, Licensee shall have the right, for a period of six (6) months after expiration of this Agreement, or (b) upon termination of this Agreement, Licensee shall have the right, for a period of thirty (30) days after termination of this Agreement; to wind down its operation of Licensed Dispensaries solely if the following conditions are met: (i) Licensee has paid all monies owed to Licensor as of the expiration date; and (ii) Licensee shall continue to adhere during the such six month period to all of the provisions of this Agreement, including, without limitation, those relating to the payment of the License Fees.

(b) Reversion of Rights. Upon termination of this Agreement, subject to Section 7.3(a) above, all of Licensee’s rights to the use of the Property pursuant to this Agreement or otherwise, all other rights and licenses granted hereunder, and the right and license to conduct business using the Property at any Licensed Dispensary shall revert to Licensor without further act or deed of any Party.

(c) No Damages for Termination. No Party shall be liable to any other Party for damages of any kind, including incidental or consequential damages, on account of the expiration or termination of this Agreement, and each Party waives any right it may have to receive any compensation or reparations on account thereof. Without limiting the generality of this paragraph 7.3(c), no Party will be liable to any other Party on account of such expiration or termination, for reimbursement of damages for the loss of goodwill, prospective profits or anticipated income, or on account of any expenditures, investments, leases or commitments made by a Party or for any reason whatsoever based upon or growing out of such expiration or termination for cause.

11

(d) Non-Exclusive Remedy. The exercise by any Party of any remedy under this Agreement will be without prejudice to its other remedies under this Agreement or otherwise.

(e) Survival. Notwithstanding anything else in this Agreement to the contrary, in the event of expiration or termination of this Agreement, each of Licensee and Licensor will remain liable for its respective obligations pursuant to this Agreement or any other agreement between Licensee and Licensor or any affiliate that expressly or by their nature survive the expiration or termination of this Agreement, including, without limitation, accounting and payment of License Fees accrued and owed to Licensor, the provisions relative to confidentiality, any restrictive covenant contained herein, the indemnification provisions herein and any damage or liability resulting from the breach of any representation and warranty made herein. Each party covenants and agrees that, after the Agreement is terminated for any reason, neither it nor any of its respective affiliates shall in any way, directly or indirectly, alone or in concert with other, cause, express or cause to be expressed, orally or in writing, any remarks, statements, comments, or criticisms that disparage, call into disrepute, defame, slander or which can reasonably be construed to be derogatory or critical of, or negative toward the other party or the Property.

(f) Fees Owing. Upon termination or expiration of this Agreement, any Fees that have accrued at the time of termination or expiration, remain owing to Licensor, including any Renewal Fee that has accrued in the event that Licensee fails to provide notice of exercise of its option to forego the Renewal Term within the time limit set by Paragraph H, and shall be paid to, or as directed by, Licensor on the effective date of such termination or expiration of this Agreement, as the case may be.

7.4 Events of Default. Each and any of the following shall be considered a default or breach under this Agreement (each, an “Event of Default”):

(a) Licensee fails to pay any Fees when due under this Agreement and such failure has not been cured within thirty (30) days;

(b) Licensee intentionally understates or underreports any Gross Receipts or License Fees required to be paid pursuant to this Agreement;

(c) Licensee, Licensor, or Trans-High has any license or permit associated with a Licensed Dispensary or its obligations as contemplated herein (i) revoked, suspended, or otherwise penalized and (ii) such license or permit is not restored and brought into full compliance with applicable law within sixty (60) days thereafter or another license or permit is associated with the Licensed Dispensary in substitution thereof;

12

(d) The occurrence of: (i) the commencement of any bankruptcy or insolvency proceeding by or against a Party; or (ii) the filing of any articles of dissolution or its equivalent for such Party, and proceeding or filing has not been dismissed or withdrawn within sixty (60) days;

(e) Licensee as applicable or any of its affiliates, or any director or officer of Licensee, or any affiliate, is convicted of (or pleads no contest to) any misdemeanor or felony that brings or tends to bring any of the Property into disrepute or impairs or tends to impair the reputation or the goodwill of any of the Property;

(f) If any owner of, or party with a financial interest in, any operating subsidiary of Licensee, Licensor, or Trans-High is disqualified for any reason under applicable law from owning or having a financial interest in such operating subsidiary under applicable law; provided, however, that Licensee or Licensor, as applicable shall have ninety (90) days after written notice thereof from the applicable governmental authority to purchase the interest of such party or cause such governmental authority to rescind such disqualification;

(g) If Licensee, Licensor, Trans-High or any operating subsidiary of any of them, as may be applicable, violates applicable law related to the Licensed Dispensary or otherwise to sale or transfer of cannabis, which violation is not cured within sixty (60) days of such violation; provided, however, if such violation is not reasonably capable of being cured within sixty (60) days, Licensee/Licensor shall have such additional period of time as is reasonably required to cure such violation provided that Licensee/Licensor commences to cure such violation with sixty (60) days and diligently prosecutes the same to completion; this provision results in an Event of Default, and associated termination rights, only in respect of the state in which the Event of Default occurred;

(h) Except for an acquisition of Licensee by Red White & Bloom Brands Inc. or an affiliate thereof, if Licensee undergoes a change of control without the prior written consent of Licensor, which consent shall not be unreasonably withheld, or if Licensor or Trans-High undergoes a change of control without the prior written consent of Licensee, which consent shall not be unreasonably withheld, where change of control means: (1) any “person” (as such term is used in Sections 13(d) and 14(d) of the United States Securities Exchange Act of 1934, as amended), is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the applicable company representing fifty percent (50%) or more of the total voting power represented by the company’s then outstanding voting securities, whether by tender offer, or otherwise, (2) the consummation of a merger or consolidation of the applicable company with any other entity, other than a merger or consolidation which would result in the voting securities of the company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the company or such surviving entity outstanding immediately after such merger or consolidation;

(i) Any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision or similar governing entity within the Territory issues a formal recommendation against, denies or revokes the issuance to a Party of a medical or retail cannabis business license, which recommendation cites the participation of any of the owners, directors, officers, members, partners, shareholders, affiliates or employees of such Party as a factor in the decision, or the governmental authority conditions the issuance of a medical or retail cannabis business license on disassociation by a Party from any of its owners, directors, officers, members, partners, shareholders, affiliates or employees, and such Party fails to cure within ninety (90) days after written notice thereof; and

13

(j) Licensee, Licensor, or Trans-High materially breaches, Licensee learns that Licensor or Trans-High previously materially breached, or Licensor or Trans-High learns that Licensee previously materially breached, any representation or warranty of this Agreement, provided, that the breaching Party has failed to cure any such breach within sixty (60) days after written notice of breach from a non-breaching Party (unless a different cure period is specifically provided with respect to such breach elsewhere in this Agreement, in which event, the cure period, in any, specified for such breach elsewhere in this Agreement shall apply).

8. Miscellaneous.

8.1 Duty of Confidentiality. Except as specifically provided in this Agreement, each Party agrees to keep strictly confidential all Confidential Information (as defined below) and will not, without the express written authorization of the other Parties, disclose, copy, publish, distribute, transfer, market, use, misuse, alter or destroy any Confidential Information to any third person, firm, company, corporation or association for any purpose. Each Party will maintain adequate internal safeguards to protect the Confidential Information of the other Parties, and each Party warrants and covenants to the other Parties that any consultant of such Party who gains access to Confidential Information of the other Parties shall have executed a form of agreement pursuant to which he, she or it is bound by the non-use and non-disclosure obligations of this Paragraph 8.1. Each Party is responsible for a breach of this Paragraph 8.1 by any of its officers, directors, partners, employees, contractors, affiliated companies, subsidiaries, agents and consultants. Each Party further acknowledges and agrees that, if there is any question as to whether or not information obtained by such Party from one of the other Parties constitutes Confidential Information, such Party will confer with the applicable other Party regarding the status of the information prior to any disclosure and such Party will not disclose such information without the express written authorization of the applicable other Party. No Party will make use of the Confidential Information except to meet its obligations or exercise its rights under this Agreement. No Party will permit access to the Confidential Information of the other Parties to any person, company, agency, or other entity that is not authorized in writing by the applicable other Party to have access, observe, review, or receive the Confidential Information. The obligations imposed under this Paragraph 8.1 shall survive the termination of this Agreement. For purposes of this Agreement, “Confidential Information” shall include (i) the terms of this Agreement, and (ii) any and all confidential and/or proprietary knowledge, data, methodology or information constituting, arising in connection with or relating to a Party that is made available by such Party to the other Party (or Parties, as the case may be) either prior to or after the Effective Date. Except for personally identifiable information, which shall always remain Confidential Information, Confidential Information does not include: (i) information that has become generally known or available to the public through publication or otherwise through no violation of this paragraph 8.1; (ii) information independently developed by a Party without use of Confidential Information of the other Party (or Parties, as the case may be); (iii) information that a Party can demonstrate by written records was known or in the possession of such Party prior to disclosure by the other Party (or Parties, as the case may be); or (iv) information that a Party is required to disclose by court order provided that such Party uses all commercially reasonable efforts to limit such disclosure and to obtain confidential treatment.

14

The Parties acknowledge that any breach of Confidential Information shall result in immediate and irreparable damage to the discloser of such Confidential Information. The Parties acknowledge and admit that there is not an adequate remedy at law for such failure, and agree that in the event of such breach, the relevant Party shall be entitled to equitable relief by way of temporary and permanent injunction and such other and further relief as any court with jurisdiction may deem just and proper.

8.2 Assignability. No Party may assign any of its rights under this Agreement without the prior written approval of the other Parties. Any attempted assignment in violation of this provision will be void.

8.3 General. This Agreement contains a complete statement of all arrangements between the Parties with respect to its subject matter. This Agreement may not be changed or terminated orally and will benefit and be binding upon the Parties’ respective permitted successors and assigns, if any. Each Party represents, warrants, and covenants that it is under no legal impediment preventing it from entering into and fully performing this Agreement. The failure of a Party to insist upon strict adherence to any term of this Agreement on any occasion will not be construed as a waiver or limit that Party’s right thereafter to insist upon strict adherence to that term or any other term of this Agreement. All waivers must be in writing. If any provision of this Agreement is invalid or unenforceable as applied to any circumstance, the balance of this Agreement, including that provision as applied to other circumstances, will remain in effect. The Licensee will not be considered as, or hold itself out to be, an agent, partner or joint venturer of the Licensor or Trans-High, neither the Licensor nor Trans-High will be considered as, or hold itself out to be, an agent, partner or joint venturer of the Licensee. The Licensee may not bind the Licensor or Trans-High in any dealings with a third party, and neither the Licensor nor Trans-High may bind the Licensee in any dealings with a third party. The headings on this Agreement are solely for convenience of reference and will not affect its interpretation. This Agreement will be governed by and construed in accordance with laws of the state of Michigan applicable to agreements made and to be performed in that state. Each Party consents and agrees that state courts for Michigan will have jurisdiction over it with respect to any dispute or controversy relating to this Agreement, and that process may be served on it in accordance with this Paragraph 8.3. Each Party will be responsible for and bear all of its own costs and expenses (including attorneys’ fees) incurred at any time in connection with pursuing, negotiating or completing this Agreement.

15

8.4 Regulatory Approval. The terms of this Agreement shall be subject to approval by Michigan Marijuana Regulatory Agency for Michigan, and subject to approval by the corresponding regulatory authorities in each of Illinois and Florida. In the event that this Agreement is not approved by the Michigan Marijuana Regulatory Agency or by the corresponding regulatory authorities in either of Illinois and Florida, the Parties will work together to modify the terms to satisfy the requirements of such state or states. The Parties shall provide best commercial efforts to support any appeal or other measures taken by a Party to obtain an approval from the Michigan Marijuana Regulatory Agency or by the corresponding regulatory authorities in either of Illinois and Florida, notwithstanding the previous failure to obtain approval. For the avoidance of doubt, in the event that the Michigan Marijuana Regulatory Agency or by the corresponding regulatory authorities in either of Illinois and Florida reject this Agreement and the Parties are unable to modify the Agreement for compliance, all consideration paid to Licensor shall remain with Licensor. In the event that the Licensor subsequently grants similar rights within six (6) months of failing to agree to amendments that would otherwise provide for Regulatory Approval, then Licensor shall reimburse all retained consideration that was paid by Licensee for that specific State as the case may be within fifteen (15) calendar days.

8.5 Press Release. Upon full execution of this Agreement by all Parties, the Parties shall agree upon the content of a press release announcing the existence of this agreement and future press release related to the planned opening of the Licensed Dispensaries.

9. Notices. All notices, accounting reports and other communications under this Agreement will be in writing and will be considered given when personally delivered or mailed by prepaid certified or registered mail or recognized overnight delivery service, return receipt requested, to the Parties addressed at the applicable address stated in Paragraph B (or at such other address as a Party may specify by notice given to the others).

10. Agreement Only Upon Full Execution and Delivery. This document will not be binding on a Party or constitute a note or memorandum of the material terms of an agreement until each Party has received a copy signed on behalf of all Parties. This Agreement may be executed in separate counterparts, including by electronic means, and the signing or execution by way of counterpart or by electronic means will have the same effect as the signing or execution of the original.

16